28 January 2005

Gary Brown
Chief Executive Officer
SkyLynx Communications
500 John Ringling Blvd
Sarasota, FL 34236

Dear Gary:

As I had mentioned to you in previous conversations, there would soon be a time that I will need to resign due to the request of my current company. That time has come.

I hereby tender my resignation as an officer of the board effective today. If I can be of any assistance to you or the company please don't hesitate to call.

I trust that the projects currently being pursued will enable the company to realize its full potential.

Sincerely,

Kevin M. Gorman